FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES

FORMATION OF SCIENTIFIC ADVISORY BOARD

CAMBRIDGE, MA, November 2, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the formation of a Scientific Advisory Board ("SAB"), including Karen Ferrante, MD, Gordon Freeman, PhD, Tom Reynolds, MD, PhD, Steven Rosen, MD, and Jeff Settleman, PhD.

“It is a true privilege to announce this SAB, comprised of leading experts who have had major formative impact on the field of oncology/immuno-oncology over the past 25 years”, said Jan Skvarka, Trillium President and Chief Executive Officer. “Their combined resume includes several of the most groundbreaking oncology drugs or underlying scientific discoveries, including the PD-1/PD-L1 class, Adcetris, interferon, Iressa, Lemtrada, Velcade, Tarceva, Taxol, and Xalkori, among others. We are looking forward to their guidance as we continue expanding our research and development activities.”

Members of the Trillium's SAB include:

Karen J. Ferrante, MD – Dr. Ferrante is a hematologist-oncologist with 25 years of experience in oncology drug development. She was the Head of R&D and CMO at Tokai Pharmaceuticals, and Head of the Oncology Therapeutic Area at Takeda and CMO at Millennium Pharmaceuticals, after holding a variety of roles in oncology clinical development at Pfizer and BMS. During her career she was involved in the clinical development of a number of important cancer therapeutics including Taxol, Tarceva and Velcade.

Gordon Freeman, PhD - Dr. Freeman is an immunology researcher in the Department of Medical Oncology at Dana-Farber Cancer Institute and a Professor of Medicine at Harvard Medical School. Dr. Freeman is best known for the discovery of the PD-1/PD-L1 pathway, which provided the foundation for developing immune checkpoint blockade immunotherapies. Dr. Freeman is the 2014 recipient of the William B. Coley Award for Distinguished Research in Tumor Immunology, the 2017 recipient of the Warren Alpert Foundation award, and a 2020 co-recipient of the Richard V. Smalley, MD award, the highest award of the Society for Immunotherapy of Cancer.

Tom Reynolds, MD, PhD - Dr. Reynolds served as Chief Medical Officer of Seattle Genetics, where he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of Adcetris. Previously, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as VP Medical Affairs, where he oversaw the clinical development and regulatory filing of recothrom, and VP Clinical Affairs at Targeted Genetics.

Steven T. Rosen, MD - Dr. Rosen is the Provost and Chief Scientific Officer of the City of Hope National Medical Center in Duarte, California. In addition to directing City of Hope's Comprehensive Cancer Center, Dr. Rosen leads the Beckman Research Institute at City of Hope. Previously, Dr. Rosen was the director of the Robert H. Lurie Comprehensive Cancer Center at Northwestern University. In 2015, Dr. Rosen received a lifetime achievement award from the Israel Cancer Research Fund for his work in cancer research. His main areas of research involve the development of new treatments, particularly for hematologic malignancies.

Jeff Settleman, PhD - Dr. Settleman is the Chief Scientific Officer for Oncology R&D at Pfizer, where he leads all oncology research from discovery to proof of concept clinical studies. Prior to Pfizer, Dr. Settleman was the Head of Oncology Research at Calico Life Sciences, and the Head of Discovery Oncology at Genentech, following an 18 year career in academia as a Professor at the Harvard School of Medicine, a Director of the Center for Molecular Therapeutics and Scientific Director of the Massachusetts General Hospital Cancer Center, as well as the Head of the Cancer Cell Biology program of the Dana-Farber/Harvard Cancer Center.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, the membership and our plans for our scientific advisory board. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the COVID-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com